Meta Financial Group, Inc.

121 East Fifth Street

Storm Lake, Iowa  50588

January 31, 2011

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                               Meta Financial Group, Inc.

Registration Statement on Form S-3 (File No. 333-164997)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Meta Financial Group, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-3 (File No. 333-164997), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2010 and was declared effective by the Commission on March 3, 2010.

The Company is seeking withdrawal of the Registration Statement because the selling stockholders who held all shares registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please contact the Company’s counsel, Robert J. Wild of Katten Muchin Rosenman LLP, at (312) 902-5567.

Sincerely,

Meta Financial Group, Inc.

/s/ David W. Leedom
David W. Leedom
Executive Vice President and Chief Financial Officer